June 29, 2011

Mr. Brick Barrientos
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re: Touchstone Fund Group Trust
    File No. 333-174308

Dear Mr. Barrientos:

This will confirm our telephone conversation on Tuesday June 21, 2011 regarding the N-14 filing made by Touchstone Funds Group Trust ("Registrant") on May 18, 2011. Your comments and the Registrant's responses are set forth below:

PROSPECTUS/PROXY STATEMENT

Comment

You asked that we include the auditor's consent of BBD, LLP in the post-effective filing.

Response

The auditor's consent will be included in the post-effective filing.

Comment

You asked that we include under the section titled "Why are you doing this" on page 1 of the prospectus/proxy statement the reasons the Board of both the target fund and acquiring fund approved the proposed reorganization.

Response

We have included in this section a cross-reference to the discussion in the prospectus/proxy statement that includes information on the Boards' reasons for approving the reorganization.

Comment

You stated that we can incoporate the prospectus of the target fund by reference as opposed to including the language of the prospectus in the prospectus/proxy statement.

Response

We have incorporated the prospectus of the target fund by reference.


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Comment

You stated that if we incorporate the prospectus of the acquiring fund in the prospectus/proxy statement, that we must include a copy of the acquiring fund's prospectus with the prospectus/proxy statement mailing.

Response

A copy of the prospectus of the acquiring fund will be mailed along with the prospectus/proxy statement.

Comment

You asked that we disclose the costs of the reorganization and whether those costs are approriate for the reorganization.

Response

In connection with Item 4(a) of Schedule 14A, the Registrant discloses that proxy solicitations may be made by Broadridge and that the estimated cost of the proxy solicitation is approximately $1,000. Touchstone Advisors, Inc. and EARNEST Partners, LLC will pay all of the costs of the reorganization, including the cost of solicitation of proxies. Because the advisors of the two funds and not the Funds are paying the costs of the reorganization, we believe the current disclosure is sufficient and it is not necessary to disclose the costs of the reorganization, nor is it necessary to consider their appropriateness.

Comment

In reference to the sections below you asked that we highlight the differences between the two funds in more detail.

"How do the Funds' investment goals and principal investment strategies compare?" "How do the Funds' investment limitations compare?"

Response

The requested change has been made.

Comment

Under the section "How do the Funds' investment limitations compare?" you asked that we confirm whether any of the target fund's additional fundamental limitations disclosed on page 7 are also non-fundamental limitations of the acquiring fund.

Response

We are confirming that none of the fundamental limitations of the target fund have also been adopted by the acquiring fund as non-fundamental limitations.


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Comment

You ask that we disclose whether the shareholders who are receiving shares of the acquiring fund upon the commencment of the reorganization will be exempt from paying front end sales charges if they make subsequent investments in the acquiring fund after the reorganization.

Response

We have added the appropriate disclosure to the document.

Comment

In regards to the fee tables on pages 9 and 10 of the prospectus/proxy statement, you asked that we disclose the net expenses inclusive of fee waivers of the target fund in a footnote to the fee table.

Response

The requested change has been made.

Comment

You asked that we highlight the higher turnover rate of the acquiring fund and the costs associated with the higher turnover rate.

Response

The requested change has been made.

Comment

In regards to the section titled "What will be the primary federal tax consequences of the Reorganization?" you asked that we disclose whether securities will be sold in connection with the reorganization.

Response

The requested change has been made.

Comment

On page 23, you asked that we add "No securities will be sold in connection with the reorganization." to the paragraph below.

Although the Funds have comparable goals and investment strategies, it is expected that a portion of the securities held by the EARNEST Fund may be sold after the Reorganization takes place as part of the ordinary course of business.

Response

The requested change has been made.


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Comment

On page 23, you asked that we include a discussion regarding gross expenses in the bullet point below.

      o the net operating expenses of the Touchstone Fund are expected to be lower than the fees of the EARNEST Fund following the expiration of the EARNEST Fund's expense limitation agreement

Response

The requested change has been made.

Comment

On page 23, you asked that we remove the word "substantially" from the bullet point below to be more consistent with other language included in the document.

      o the fact that both Funds have substantially similar investment strategies

Response

The requested change has been made.

Comment

On page 47, you asked that we add lanaguage to make clear the financial highlights tables are for the target fund only.

Response

The requested change has been made.

Comment

You asked us to explain why the acquiring fund changed its name just prior to the N-14 filing on May18, 2011.

Response

The acquiring fund made a name change and sub-advisor change on April 19, 2011. The acquiring fund named EARNEST Partners, LLC as the sub-advisor to the fund. EARNEST Partners, LLC is also the advisor to the target fund. The acquiring fund changed its name to better reflect the strategy of the new sub-advisor.


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SAI

Comment

You asked that we provide a brief description of the reorganization immediately preceding the pro forma financial statements. You also asked that we move the notes to pro forma financial statements so that they are included after the pro forma financial statements.

Response

We have moved the notes to follow the pro forma financial statements. The cover page of the SAI already includes a brief description of the reorganization. Because the pro forma financial statements are part of the SAI, we feel the cover page of the SAI provides a sufficient description of the reorganization.


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In connection with this filing, the Trust acknowledges that: (1) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in connection with this filing, reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (3) the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 513-878-4066 if you have any questions or need any additional information.

Very truly yours,

/s/ Jay S. Fitton

Jay S. Fitton
Secretary



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